EnteroMedics Inc.

2800 Patton Road

St. Paul, MN 55113

November 14, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

100 F Street N.E.

Washington, DC 20549

Attn. Ms. Peggy Fisher

Re:	EnteroMedics Inc. Registration Statement on Form S-1 (File No. 333-143265)

Ladies and Gentlemen:

EnteroMedics Inc. (the “Registrant”) hereby withdraws its previous request for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as requested in its letter to you dated November 9, 2007 and, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), respectfully requests that the effectiveness of the Registration Statement be accelerated to 4:00 p.m. on November 14, 2007 (Washington, D.C. time), or as soon thereafter as is practicable.

The Registrant acknowledges that (1) it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the securities specified in the Registration Statement; (2) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (4) it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENTEROMEDICS INC.

/s/ Mark B. Knudson
Mark B. Knudson, Ph.D.
President and Chief Executive Officer